Columbus Acquisition Corp

14 Prudential Tower

Singapore, 049712

VIA EDGAR

October 3, 2024

Mr. Kibum Park

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Columbus Acquisition Corp/Cayman Islands

Draft Registration Statement on Form S-1

Submitted July 26, 2024

CIK No. 0002028201

Dear Mr. Park:

Columbus Acquisition Corp (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 30, 2024 (the “Letter”) regarding the Company’s registration statement on Form S-1 referenced above (the “Registration Statement”). Contemporaneously, the Company is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Form F-1 filed July 26, 2024

Facing page

1.	Please revise to provide the addresses of your principal executive offices and your agent for service. The identification of a principal executive office and agent for service is a requirement of Form S-1.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No.1 on the cover page.

Cover page

2.	We note the disclosure on the cover page that “If we consummate a business combination with a PRC Target Company, we are subject to legal and operational risks associated with being based in China.” Please revise the cover page and throughout the prospectus to disclose that you currently face these legal and operational risks and uncertainties due to your directors or officers located in or have significant ties to China. In this regard, we note your disclosure on the cover page that you “have significant ties to China” and that Dr. Fen “Eric” Zhang, your Chief Executive Officer, who is also the sole member and sole director of your sponsor, is a Canadian citizen but currently resides in China for business purposes. Revise throughout the prospectus, including your summary section on page 15.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No.1 on the cover page and pages 2, 81, 82, 89 and 99.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 3, 2024

3.	Please revise the cover page to disclose any limitations on redemption rights. In this regard, we note your disclosure on page 34 regarding limitation on redemption rights. Refer to Item 1602(a)(2) of Regulation S-K.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on the cover page.

4.	We note that your insiders collectively own 1,653,125 “insider shares” prior to this offering. Please revise to disclose the amount the insiders have paid for such shares. In this regard, we note your disclosure on pages 12 and 59 that your insiders paid a nominal aggregate purchase price of $25,000 for 1,653,125 ordinary shares. Refer to Item 1602(a)(3) of Regulation S-K.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on the cover page.

5.	Please revise the cover page to disclose all material compensation received or to be received by your sponsor, its affiliates, and promoters. In this regard, we note your disclosure on pages 29 and 157 about the payments to insiders, including repayments and reimbursements. Furthermore, please provide a cross-reference to locations where the related disclosure appears elsewhere in your registration statement. Refer to Item 1602(a)(3) of Regulation S-K.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on the cover page.

6.	With regard to your dilution disclosure, please revise to clarify that the disclosure is as of the most recent balance sheet date filed. Refer to Item 1602(a)(4) of Regulation S-K.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on the cover page.

7.	Please revise to clarify whether are any deferred underwriting commission. In this regard, we note your disclosure on 186 that “there is no deferred underwriting commission or fee in connection with this offering.” However, your disclosure on page 73 appears to contradict this since it states that your “underwriters are entitled to receive deferred commissions.” Please revise or advise.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on page 76.

8.	We note your statement that “In total, the sponsor will pay for a nominal aggregate purchase price of $2,330,400 for an aggregate of 1,401,500 ordinary shares and 230,540 rights (which will be converted to 23,054 shares upon the consummation of our initial business combination).” It appears to us that the total of 1,401,500 ordinary shares does not include the 230,540 shares that will be part of the 230,540 private units the sponsor will purchase simultaneously with the consummation of the offering. Please revise your disclosure throughout the prospectus or advise us as appropriate.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on the cover page and throughout the prospectus to clarify.

Summary, page 1

9.	We note your statement in the section “Our Insiders and Management” that “As provided in a letter agreement ... the private shares will not be transferable, assignable or saleable until after the completion of our initial business combination”. It appears that the subsection private rights should be addressing the private rights and not the private shares. Please revise or advise.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on page 3, 14, 123 and 150.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 3, 2024

10.	We note that you can extend the amount of time to consummate an initial business combination. Please revise to clarify if there are any limitations on extensions, including the number of times you can seek an extension.

Response:	We respectfully advise the Staff that the Company has 12 months from the effective date of the Registration Statement to consummate its initial business combination, without option to extend by depositing into the Trust Account extension payment. However, the Company may extend such period by holding a shareholder meeting to seek shareholders’ approval for an amendment to the then existing memorandum and articles of association, as amended, to modify the amount of time or substance we have to consummate an initial business combination (as well as to modify the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an initial business combination within the time periods described herein or with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity), provided that we provide the holders of public shares the opportunity to redeem their public shares in connection with such amendment.

11.	We note your disclosure on page 3 that in order to meet your working capital needs, your insiders, officers and directors or their affiliates may loan you funds. We further note your disclosure on page 9 that you may also issue a significant amount of debt or equity securities or seek to raise additional funds through a private offering of debt or equity securities in connection with your business combination. Please revise to disclose how the terms of any additional financings may impact unaffiliated security holders. Moreover, please revise your summary section to disclose other additional financings that you may be planning. For example, we note your disclosure on page 74 about PIPE transactions in which you may issue shares to investors. Refer to Item 1602(b)(5) of Regulation S-K.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on page 16.

12.	In a tabular format, please revise to disclose the nature and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities. Moreover, on the outside of the table, disclose the extent to which such compensation and securities issuance may result in a material dilution of the purchasers’ equity interests. Refer to Item 1602(b)(6) of Regulation S-K.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 starting on page 3.

Our Insiders and Management, page 2

13.	We note your disclosure that your sponsor, Hercules Capital Management VII Corp, is a “Cayman Islands exempted company.” However, your disclosure on page 1 states that Hercules Capital Management VII Corp is a “British Virgin Islands company.” Please revise.

Response:	We respectfully advise the Staff that the reference of “Cayman Island exempted company” was erroneous and have revised in Amendment No.1 on page 2 and elsewhere throughout the prospectus.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 3, 2024

Risks Related to Our Possible Business Combination with a PRC Target Company, page 15

14.	We note your disclosure on page 17 that as the date of prospectus, you are not required to obtain any permission from China authorities nor received any objection or restriction from Chinese authorities to list your securities in U.S. exchanges. Please expand your disclosure to state whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on page 19.

Risk Factors

Our insiders paid an aggregate of $25,000, or approximately $0.0151 per share . . . , page 58

15.	Disclose any circumstances or arrangements under which your SPAC sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of the SPAC, or that have resulted or could result in the surrender or cancellation of such securities. Refer to Item 1603(a)(6) of Regulation S-K. In this regard, we note your disclosure about the anti-dilution provisions of the insider shares. Please revise to disclose material terms of the anti-dilution provisions that may impact the investors.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 starting on page 149.

Risk Factors

If we are deemed to be an investment company, we may be required to . . . , page 60

16.	We note that if you were deemed to be an investment company under the Investment Company Act of 1940, you may be subject to certain restrictions that may make it more difficult for you to complete a business combination. Please expand your disclosure to state that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Lastly, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 starting on page 62.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 3, 2024

The Excise Tax included in the Inflation Reduction Act of 2022 may decrease . . . , page 64

17.	We note your disclosure that the Excise Tax may decrease the value of your securities following your initial business combination and the amount of funds available for distribution in connection with a liquidation. Please revise to clarify whether the funds in the trust account will be used to pay any Excise Tax. Moreover, please revise to describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on page 66.

We may issue our shares to investors in connection with our initial business combination . . . , page 74

18.	We note that in connection with your initial business combination, you may issue shares to investors in PIPE transactions. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 starting on page 76.

The PRC government may intervene or influence .. . . , page 85

19.	Please revise this section and throughout the prospectus to disclose that you currently face these legal and operational risks and uncertainties due to your directors or officers located in or have significant ties to China. Moreover, please revise your disclosure to explain how the recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security impact your officers and directors.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on pages 89 and throughout the prospectus as applicable. We also respectfully advise the Staff that the disclosure on how the recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security impact your officers and directors is provided under “Risk Factors - Risks Related to Our Possible Business Combination with a PRC Target Company - In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, companies with more than one million users’ personal information in China, especially some internet and technology companies, may not be willing to list on a U.S. stock exchange or enter into a definitive business combination agreement with us. Further, we may also avoid a business combination with a company with more than one million users’ personal information in China due to the limited timeline for us to complete a business combination” starting on page 99.

Dilution, page 110

20.	Please revise your disclosure to tabularly present on a quartile interval basis the information required within Item 1602, Paragraph (c) of Regulation S-K. In your response and amended disclosure, specifically address the disclosure within Capitalization indicating, “redemptions in connection with a business combination cannot cause our net tangible assets to fall below $5,000,001,” and to the extent such restriction applies, how you considered such restriction to your maximum redemption amount.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on pages of 113 and 114.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

October 3, 2024

Proposed Business

Permitted Purchases of our Securities, page 126

21.	We note that your founders, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of your initial business combination. We further note that one such purpose of the purchases would be to “vote such shares in favor” of the business combination. However, this seems to contradict your disclosure on page 53 that any of the company’s securities purchased by the company’s sponsor, directors, officers, advisors or their affiliates “would not be voted in favor” of approving the business combination transaction. Please revise or advise. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

Response:	In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 on page 131.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Fen “Eric” Zhang
Fen “Eric” Zhang

cc:	Arila Zhou, Esq. Robinson & Cole LLP